SECURIT 14046338 IISSION

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KH 5/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

SEC File Number
8-67502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/13 and ending 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XMS Capital Partners, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1603 Orrington Avenue, Suite 725
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Theodore Brombach (847) 448-1300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KH 5/2

OATH OR AFFIRMATION

I, **Theodore Brombach**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
NICOLE DUDDLESTON
Notary Public - State of Illinois
My Commission Expires Jul 26, 2017

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

To the Members
XMS Capital Partners, LLC and Subsidiaries

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC and Subsidiaries (the Company) as of December 31, 2013 and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in the Supplementary Schedule has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedule is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 13, 2014

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

	2013
ASSETS	
Current Assets	
Cash and cash equivalents	$ 1,854,107
Accounts receivable	205,895
Investments in common stock, at fair value	82,900
Investment in limited liability company, at cost	219,435
Prepaid expenses and deposits	1,807
Total Current Assets	2,364,144
Property and Equipment	
Vehicles	127,438
Office equipment	27,050
Computer equipment and software	11,375
Furniture and fixtures	215,704
	381,567
Less: accumulated depreciation and amortization	156,543
Net Property and Equipment	225,024
TOTAL ASSETS	$ 2,589,168
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 281,862
Accrued income tax	18,926
Deferred rent	1,998
Current portion of obligations under capital leases	2,376
Total Current Liabilities	305,162
Long-Term Liabilities	
Obligations under capital leases	11,386
Members' Equity	2,272,620
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,589,168

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2013

	2013
Revenue	$ 5,616,769
Operating Expenses	4,658,103
Operating Income	958,666
Other Income, Net	30,158
Income Before Provision For State Income Taxes	988,824
Provision For State Income Taxes	18,536
Net Income	970,288
Change In Unrealized Gain (Loss) on Investments	(212,744)
Comprehensive Income	$ 757,544

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2013

	Members' Equity	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance – December 31, 2012	$ 3,169,076	$ (4,000)	$ 3,165,076
Other Comprehensive Loss		(212,744)	(212,744)
Distributions	(1,650,000)	-	(1,650,000)
Net Income	970,288	-	970,288
Balance – December 31, 2013	$ 2,489,364	$ (216,744)	$ 2,272,620

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2013

	2013
Cash Flows From Operating Activities:	
Net Income	$ 970,288
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	34,867
Loss on disposal of property and equipment	8,138
Investments received in lieu of fees	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	(41,812)
Prepaid expenses and deposits	5,518
Increase (decrease) in:	
Accounts payable	218,774
Accrued income tax	(16,574)
Deferred rent	(10,450)
Total adjustments	198,461
Net Cash Provided By Operating Activities	1,168,749
Cash Flows From Investing Activities	
Purchase of property and equipment	(202,613)
Changes in foreign currency translation	(6,641)
Net Cash Used By Investing Activities	(209,254)
Cash Flows From Financing Activities	
Payments on obligations under capital leases	(2,376)
Members' distributions	(1,650,000)
Net Cash Used By Financing Activities	(1,652,376)
Net Decrease In Cash and Cash Equivalents	(692,881)
Cash and Cash Equivalents – Beginning of Year	2,546,988
Cash and Cash Equivalents – End of Year	$ 1,854,107
Cash Paid During The Year For:	
Interest	$ 2,329
State income taxes, net of refunds	$ 18,536

The accompanying notes are an integral part of these consolidated financial statements.

1 - Nature Of Business

XMS Capital Partners, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves clients in the United States and abroad.

The Company was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to SEC Rule 15c3-3 under subparagraph (k)(2)(i), due to its limited business as stated in our FINRA membership agreement.

In 2012, the Company created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (XMS Ireland), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, the Company created a wholly-owned subsidiary, XMS Capital Partners UK Limited (XMS UK), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

2 - Summary Of Significant Accounting Policies

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to ten years.

No provision for federal taxes on income is required since the members report their proportionate shares of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2013.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2010.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of members' equity. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company has an investment in a limited liability company where its ownership in the limited liability company is less than 20%. As such, this investment is carried at cost.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2013.

Management has evaluated subsequent events through February 13, 2014, the date when the consolidated financial statements were available to be issued.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. The functional currency of the two cash accounts in Dublin, Ireland, one in Euros and one in Sterling. The functional currency of the cash account in London, England is Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2013.

4 - Major Customers

Revenue from four clients amounted to approximately 58% of total revenue for the year ended December 31, 2013.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Loss	Fair Value
2013			
Novelos Therapeutics, Inc.	$ 150,000	$ (76,000)	$ 74,000
ZBB Energy Corporation	18,500	(9,600)	8,900
Total	$ 168,500	$ (85,600)	$ 82,900

6 - Investment in Limited Liability Company

The Company holds a 1% investment in BioProcess Algae, LLC that is accounted for on the cost method. As of December 31, 2013 the company value is currently being held in 226 units valued at $219,435. In 2012, the Company was issued 182.973 common membership units of BioProcess Algae, LLC, valued at $267,821 at the time of the transaction, in lieu of fees due the Company. Subsequently, the Company made additional cash contributions of $75,000. Therefore, the cost of the investment was $342,821.

It is not practicable to estimate the fair value of the Company's investment in the limited liability company due to the lack of quoted market prices. Management is not aware of any events or changes in circumstances that would adversely affect the fair value of the investment. Therefore, management has determined that there is no impairment of this investment.

7 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $392 through November 2017. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Depreciation on the copier, included in depreciation expense, was $3,279 for the year ended December 31, 2013.

Assets recorded under capital lease consisted of the following at December 31:

	2013
Copier	$ 16,394
Less: accumulated amortization	3,825
Net equipment held under capital lease	$ 12,569

The Company leases office space in Evanston, Illinois under an operating lease agreement commencing September 1, 2008, through February 28, 2014. Rental payments of approximately $6,880 are payable monthly. The Company is also responsible for its pro-rata share of operating expenses and real estate taxes. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $174,103. Rent expense, including the operating expenses, was $152,733 for the year ended December 31, 2013. The Evanston, Illinois lease will be terminated on February 28, 2014.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating	Capital
2014	$ 15,758	$ 4,705
2015		4,705
2016		4,705
2017		4,312
Total	$ 15,758	18,427
Less: interest		4,665
Net present value		$ 13,762

The Company will begin leasing new office space in Chicago, Illinois under an operating lease agreement commencing March 1, 2014 through February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of credit is provided by RiverWood bank.

Years ending December 31,	Operating
2014	$ 89,262
2015	109,527
2016	112,422
2017	115,317
2018	118,213
Thereafter	656,684
Total	$ 1,201,425

XMS Capital Partners Ireland Limited rents office space on a month to month basis 750 Euros a month plus applicable VAT tax.

8 - Interest Expense

Interest expense on all debt and capital leases was $2,329 for the year ended December 31, 2013.

9 - 401(k) Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for each of the year ended December 31, 2013.

10 - Commitments

The Company is expecting to make distributions to the members in 2014 equal to 40% of the 2013 taxable income to cover the related tax burden of its members. The amount is expected to be approximately $390,000 and is expected to be paid by April 15, 2014.

11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $21,103. As of December 31, 2013, the Company had net capital of $1,535,034 as calculated in accordance with Rule 15c3-1, which was $1,513,931 in excess of its SEC required net capital. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

SUPPLEMENTARY SCHEDULE

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule and therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital		
Total members' equity		$ 2,272,620
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		2,272,620
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		2,272,620
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment	225,024	
	-	
Receivables and other assets	207,702	
Haircuts on securities:		
Money market funds	2,525	
Investment	302,335	
		737,586
Total Net Capital		$ 1,535,034
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 11,386
Other accounts payable and accrued expenses		305,162
Total Aggregate Indebtedness		$ 316,548
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 21,103
Excess Net Capital		$ 1,513,931
Ratio: Aggregate Indebtedness to Net Capital		.21 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2013)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$ 1,535,034
No audit adjustments		
Net Capital per above		$ 1,535,034

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DeMarco
Sciaccotta
Wilkens &
Dunleavy

To the Members
XMS Capital Partners, LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of XMS Capital Partners, LLC and Subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of XMS Capital Partners, LLC and Subsidiaries for the year ended December 31, 2013 and this report does not affect our report thereon dated February 13, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 13, 2014